TMX, NYSE – HBM 2020 No. 3 News Release

Hudbay Announces Pampacancha Surface Rights Agreement

Toronto, Ontario, February 18, 2020 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced the community of Chilloroya has formally approved a surface rights agreement with Hudbay for the Pampacancha satellite deposit located near the Constancia mine in Peru. With the completion of this agreement, the company expects to be mining ore from the deposit in late 2020.

“We are very pleased to have reached a Pampacancha agreement with the community,” said Peter Kukielski, Hudbay’s President and Chief Executive Officer. “I have been impressed with the team’s work and appreciate the years of effort to achieve this goal. Pampacancha adds high-grade copper and gold ore into the Constancia mine plan, lowering future cash costs for the mine and increasing operating cash flows at Constancia. Not only was Constancia one of the best project development and production ramp-up successes of recent project builds, Constancia is also one of the lowest cost open pit copper mines in South America. This could not have been achieved without our long-term commitment to, and partnership with, our local communities, and this successful agreement further validates our social acceptance to operate in Peru.”

“On behalf of Hudbay Peru, I would like to thank the community of Chilloroya for their dedication to completing this agreement which further enhances our valued long-term relationship with the community,” said Javier Del Rio, Vice President of Hudbay’s South America Business Unit. “We look forward to continuing harmonious negotiations with the communities north of Constancia on our highly prospective exploration properties.”

The company expects growth capital expenditures associated with project development and acquiring the surface rights for Pampacancha to be approximately $70 million in 2020. In accordance with Peru’s Consulta Previa law, additional consultation between the Peruvian government and the local community is required before Hudbay can begin development activities. Some additional capital costs remain outstanding in recognition of current uses of the land by certain community members and the company intends to enter into agreements to address these matters prior to commencing mining activities. With the community’s endorsement of the agreement, the company believes these processes will be concluded in the first half of 2020.

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. Mr. Meagher is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

TMX, NYSE – HBM 2020 No. 3

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, plans to commence the development of Pampacancha, expectations regarding the timing of mining activities at Pampacancha, and expected production, costs and cash flows from the Pampacancha and Constancia mines. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward- looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the timing of development and production activities on the Pampacancha deposit, the timing of the Consulta Previa and permitting process, the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), risks associated with the political situation in Peru, risks associated with the Consulta Previa process, risks associated with reaching additional agreements with individual community members, risks associated with the rainy season in Peru as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

TMX, NYSE – HBM 2020 No. 3

For investor and media inquiries, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387 candace.brule@hudbay.com